[AMASYS Corporation Letterhead]


             PLEASE READ THE FOLLOWING INFORMATION CAREFULLY BEFORE
                   ACCEPTING ANY OFFER TO PURCHASE YOUR SHARES

                                                                  March 22, 2006

Dear AMASYS Corporation Common Stockholder:

     We are aware that Sutter Opportunity Fund 3, LLC and MacKenzie Patterson Fuller, LP (collectively the "Offerors"), an unaffiliated third party, have commenced a tender offer to purchase up to all of the 2,207,350 outstanding shares of the Common Stock of AMASYS Corporation (the "Company").

     The Company's Board of Directors is taking a neutral position regarding this tender offer. The Company is in the initial stages of determining if it can liquidate its assets and if so, determining what value could be distributed to its common stockholders. However, the Company is unable at this time to state whether it can or will liquidate and what value, if any, it would be able to return to its stockholders. Additionally, the Offerors provide no financial or other analysis as to how they calculated the financial and other terms of their offer. The Company can provide no assurance as to whether or not the Offer to Purchase is fair to its stockholders.

     As previously disclosed in the Company's Form 12b-25 filed with the Securities and Exchange Commission (the "SEC") on February 14, 2006, the Company received a letter from the SEC following its review of the Company's Form 10-KSB for the year ended June 30, 2005. Several questions were raised and the Company is continuing to discuss several matters with the SEC that are not resolved at this time. As a result, the Company has been unable to complete the Form 10-QSB for the quarter ended December 31, 2005.

     We suggest you consider the enclosed Schedule 14d-9 filed today by the Company with the SEC and consult your advisors regarding your individual financial, tax, legal and other consequences of the Offer to Purchase when evaluating whether the offer to purchase your shares is in your best interest.

     If you have questions about your investment,  please contact the Company at
(703) 797-8111.

                                           Sincerely,
                                           AMASYS CORPORATION

                                           /s/C.W. Gilluly

                                           C.W. Gilluly
                                           Chairman,  Chief  Executive  Officer
                                           and President